SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)1
Papa John’s International, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
698813102
(CUSIP Number)
CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705, Beverly Hills, CA 90212 (424) 253-1773	APRIL WILCOX CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04, West Sacramento, CA 95605 (916) 414-7551

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 4, 2019
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 880,660
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 880,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.78%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 42,781
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 42,781
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 802,545
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 802,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.53%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,986
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,725,986
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,725,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,726,086
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,726,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,726,086
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,726,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,726,086
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,726,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.45%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,784
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,784
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.

The second paragraph of Item 3 is hereby amended and restated in its entirety as follows:
The securities purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise provided in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 34,784 Shares owned directly by CalSTRS is approximately $1,209,696, including brokerage commissions.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety as follows:
The aggregate percentage of securities reported owned by each person named herein is based upon 31,667,620 shares of Common Stock outstanding as of February 3, 2019, which is the total number of shares of Common Stock outstanding as set forth in Exhibit 10.1 to the Issuer’s 8-K filed on February 4, 2019.
A. Legion Partners I
(a)	As of the close of business on February 6, 2019, Legion Partners I beneficially owned 880,660 Shares.
Percentage: Approximately 2.78%
(b)           1.              Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 880,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 880,660
(c)	The transactions in the securities of the Issuer by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on February 6, 2019, Legion Partners II beneficially owned 42,781 Shares.
Percentage: Less than 1%
(b)           1.              Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 42,781

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 42,781
(c)	The transactions in the securities of the Issuer by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special I
(a)	As of the close of business on February 6, 2019, Legion Partners Special I beneficially owned 802,545 Shares.
Percentage: 2.53%
(b)           1.             Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 802,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 802,545
(c) The transactions in the securities of the Issuer by Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion LLC
(a)
As of the close of business on February 6, 2019, Legion LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may be deemed the beneficial owner of the (i) 880,660 Shares beneficially owned by Legion Partners I, (ii) 42,781 Shares beneficially owned by Legion Partners II and (iii) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.45%
(b)           1.              Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,725,986
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,725,986

(c)
Legion LLC has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management
(a)
As of the close of business on February 6, 2019, Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may also be deemed the beneficial owner of the (i) 880,660 Shares beneficially owned by Legion Partners I, (ii) 42,781 Shares beneficially owned by Legion Partners II and (iii) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.45%
(b)          1.              Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,725,986
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,725,986
(c)
Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings
(a)
As of the close of business on February 6, 2019, Legion Partners Holdings beneficially owned 100 Shares. In addition, Legion Partners Holdings, as the sole member of Legion Partners Asset Management and the sole member of Legion LLC, may be deemed the beneficial owner of the (i) 880,660 Shares beneficially owned by Legion Partners I, (ii) 42,781 Shares beneficially owned by Legion Partners II and (iii) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.45%
(b)           1.              Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,726,086
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,726,086

(c)
Legion Partners Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Kiper and White
(a)
As of the close of business on February 6, 2019, each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 100 Shares beneficially owned by Legion Partners Holdings, (ii) 880,660 Shares beneficially owned by Legion Partners I, (iii) 42,781 Shares beneficially owned by Legion Partners II and (iv) 802,545 Shares beneficially owned by Legion Partners Special I.

Percentage: Approximately 5.45%
(b)           1.             Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,726,086
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,726,086
(c)
Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	CalSTRS
(a)	As of the close of business on February 6, 2019, CalSTRS beneficially owned 34,784 Shares.
Percentage: Less than 1%
(b)          1.              Sole power to vote or direct vote: 34,784
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 34,784
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the securities of the Issuer by CalSTRS during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Legion Partners I has sold short in over the counter market American-style call options, referencing 418,100 Shares, which have an exercise price of $47.50 per Share and expire on April 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference herein.
Legion Partners II has sold short in over the counter market American-style call options, referencing 20,200 Shares, which have an exercise price of $47.50 per Share and expire on April 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference herein.
Legion Partners Special I has sold short in over the counter market American-style call options, referencing 380,900 Shares, which have an exercise price of $47.50 per Share and expire on April 18, 2019, as further detailed in Schedule A hereto, which is incorporated by reference herein.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  February 6, 2019
Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White
CALIFORNIA STATE TEACHER’S RETIREMENT SYSTEM

By:	/s/ April Wilcox
	Name:	April Wilcox
	Title:	Director of Operations

SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase	Amount of Securities Purchased/(Sold)	Price Per Security ($)

LEGION PARTNERS, L.P. I
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/4/2019	(1,205)	$1.4988
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/5/2019	(2,374)	$1.3025
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/6/2019	(602)	$1.3813

1 Represents American-style call options sold short in the over-the-counter market with an expiration date of April 18, 2019.

LEGION PARTNERS, L.P. II

Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/4/2019	(58)	$1.4988
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/5/2019	(115)	$1.3025
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/6/2019	(29)	$1.3813

1 Represents American-style call options sold short in the over-the-counter market with an expiration date of April 18, 2019.

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/4/2019	(1,098)	$1.4988
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/5/2019	(2,163)	$1.3025
Short Sale of April 2019 Call Options ($47.50 Strike Price)[1]	2/6/2019	(548)	$1.3813

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM
Purchase of Common Stock	12/27/2018	344	$40.8800

1 Represents American-style call options sold short in the over-the-counter market with an expiration date of April 18, 2019.